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                                                                  Exhibit (a)(9)


                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

ERNEST HACK,                        )
                                    )
                  Plaintiff,        )
                                    )
        -against-                   )       Civil Action No. 20273
                                    )
                                    )
SYNAVANT INC., WAYNE P. YETTER      )
PETER H. FUCHS, ROBERT J.           )
KAMERSCHEN, H. EUGENE               )
LOCKHART, MARY A. MADDEN,           )
BARRY L. WILLIAMS, and              )
JIVAGO ACQUISITION CORP.            )
                                    )
                  Defendants.       )


                       SHAREHOLDER CLASS ACTION COMPLAINT

      Plaintiff Ernest Hack, by his attorneys, for his complaint against defendants, alleges as follows:

      1. This is an action for declaratory and injunctive relief to remedy, among other things, a violation of Delaware law by the directors of Synavant Inc. ("Synavant" or the "Company") in having prematurely entered into a merger agreement with Cegedim, S.A. ("Cegedim") and its wholly-owned subsidiary, Jivago Acquisition Corp. ("Jivago"), without fulfilling their most basic obligation to conduct a full and fair sale process to ensure that the Synavant shareholders received the highest value reasonably available. By their actions, Synavant and its directors, at least half of whom have a conflicting interest in the merger with Cegedim, have deprived Synavant's stockholders of a fair process for the sale of their shares.
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                                     PARTIES

      2.    Plaintiff Ernest Hack owns common stock of Synavant Inc.
("Synavant").

      3. Defendant Synavant is a Delaware corporation with executive offices at 3445 Peachtree Road N.E., Suite 1400, Atlanta, Georgia 30326.

      4. Defendant Wayne P. Yetter ("Mr. Yetter") is the Chairman and Chief Executive Officer of Synavant, and is a Member of the Board of Directors of Synavant. Mr. Yetter received over $670,000 in compensation from Synavant in 2002, and, under the terms of the merger with Cegedim, would be assured continuing benefits.

      5. Defendant Peter H. Fuchs ("Mr. Fuchs") is a Member of the Board of Directors of Synavant.

      6. Defendant Robert J. Kamerschen ("Mr. Kamerschen") is a Member of the Board of Directors of Synavant. Mr. Kamerschen is also a member of the board of directors if IMS Health Incorporated ("IMS"). In connection with the merger, IMS and Cegedim entered into a non-competition agreement whereby Cegedim agreed until August 31, 2005 not to engage in certain specified businesses in which IMS is currently engaged.

      7. Defendant H. Eugene Lockhart ("Mr. Lockhart") is a Member of the Board of directors of Synavant. Mr. Lockhart is also a member of the board of directors if IMS.

      8. Defendant Mary A. Madden ("Ms. Madden") is a Member of the Board of Directors of Synavant.

      9. Defendant Barry L. Williams ("Mr. Williams") is a member of the Board of Directors of Synavant.

      10. Collectively, Messrs. Yetter, Fuchs, Kamerschen, Lockhart and Williams and Ms. Madden are referred to as the "Director Defendants".


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      11.   Defendant Jivago is a Delaware corporation and is a wholly-owned subsidiary of Cegedim. Jivago was apparently formed for the purpose of effectuating the transaction with Synavant.

                            CLASS ACTION ALLEGATIONS

      12. Plaintiff brings this action on his own behalf and as a class action pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all Synavant stockholders (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) and their successors in interest who are or will be threatened with injury arising from defendants' actions as more fully described herein.

      13.   This action is properly maintainable as a class action.

      14. The class of stockholders for whose benefit this action is brought is so numerous that joinder of all Class members is impracticable.

      15. There are questions of law and fact which are common to the Class including, inter alia, the following:

            (a) whether the Individual Defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the members of the Class;

            (b) whether plaintiff and the other members of the Class will be damaged irreparably by defendants' failure to take action designed to inform themselves regarding the best value for the public shareholders' interest in Synavant; and

            (c) whether Defendants have breached their duties by failing to conduct an auction or other sale process for the Company and provide a level playing field for all bidders.

      16. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of


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the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff will fairly and adequately represent the Class.

      17. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class and establish incompatible standards of conduct for the party opposing the Class.

      18. Defendants have acted and are about to act on grounds generally applicable to the Class, thereby making appropriate final injunctive relief with respect to the Class as a whole.

                             SUBSTANTIVE ALLEGATIONS

      19. On April 12, 2003, Synavant announced it had entered into a definitive merger agreement with Cegedim S.A. ("Cegedim").

      20. The Merger Agreement includes an improper break up fee of approximately 5.7% of the price consisting of a $1,095 million termination fee and a $900,000 note, with the note payable without regard to the payment of the termination fee. The Merger Agreement also guarantees employment of all Synavant employees, including Yetter and other senior executives, on the same terms as they enjoyed with Synavant. The Merger Agreement also allows Synavant to accept a superior proposal only if it is superior to what Cegedim will pay.

      21. Defendants, entered into the Merger Agreement without obtaining the best price reasonably available for the stockholders of Synavant. Dendrite International, Inc. ("Dendrite") apparently was willing to pay more for Synavant when the Synavant Board entered into the Merger Agreement with Cegedim. Dendrite had made several proposals to Synavant and has been willing to pay more than the present Cegedim transaction.

      22. On April 21, 2003, Dendrite announced that it has made a proposal to the Synavant Board to acquire Synavant in a two-step transaction at $2.50 per share, subject to


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increase if Synavant would invalidate the termination fee and note and other expenses agreed to in connection with the Merger Agreement.

      23. Dendrite has filed an action in this Court to invalidate the Merger Agreement and to compel Synavant to waive its poison pill and Section 203.

      24. Plaintiff brings this action to compel the Synavant Board to use all legal means to obtain the best value reasonably available for the stockholders, including the poison pill and Section 203.

      25. The Synavant Board is obligated to protect the interests of the public stockholders and to inform itself regarding the value of alternatives in order to act in the best interest of the stockholders and to obtain the best value reasonably available for the stockholders on a sale of Synavant. The Board's failure to inform itself and investigate available transactions and entering into the Cegedim Merger Agreement without so informing itself, constitute breaches of fiduciary duties to the public stockholders. The cash offer by Dendrite, on its face, represents greater value to the public stockholders and is subject to being increased. This offer should serve to promote a full and fair process for the sale of the Company.

      26.   Plaintiff has no adequate remedy at law.

      WHEREFORE, plaintiff demands judgment as follows:

            A.    declaring this to be a proper class action;

            B. enjoining, preliminarily and permanently, the acquisition by Cegedim under the terms presently proposed pending due consideration of information regarding alternatives and the best value reasonably available, including Synavant and other bona fide bidders;


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            C.    to the extent, if any, that the transaction complained of is consummated prior to the entry of this Court's final judgment, rescinding the same or awarding rescissory damages to the Class;

            D. directing that defendants account to plaintiff and the Class for all damages caused to them and account for all profits and any special benefits obtained by defendants as a result of their unlawful conduct;

            E. directing Defendants to use fairly the "poison pill" and any other devices to ensure the best available transaction for Plaintiff and the Class;

            F. awarding to plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiffs attorneys and experts; and

            G. granting such other and further relief as the Court deems appropriate.

Dated: April 22, 2003

                                                     CHIMICLES & TIKELLIS LLP



                                                     By: /s/ Pamela S. Tikellis
                                                         -----------------------
                                                     Pamela S. Tikellis
                                                     Robert J. Kriner, Jr.
                                                     Brian D. Long
                                                     One Rodney Square
                                                     P.O. Box 1035
                                                     Wilmington, Delaware 19899
                                                     (302) 656-2500

                                                     Attorneys for Plaintiffs

OF COUNSEL:

WOLF, HALDENSTEIN, ADLER FREEMAN & HERZ, LLP
270 Madison Avenue
New York, NY 10016
(212) 545-4600


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